File No. 69-93






                SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                          Form U-3A-2/A


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935


             To be filed annually prior to March 1

                NIAGARA MOHAWK POWER CORPORATION



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which the claimant directly or indirectly holds an interest.

Column A            Column B            Column C       Column D
--------            --------            --------       --------
                                                       % OF VOTING
NAME AND LOCATION   STATE OF           NATURE OF       SEC. OWNED
OF COMPANY          ORGANIZATION        BUSINESS       BY CLAIMANT
-----------------   ------------        --------       -----------

NIAGARA MOHAWK     New York          Electric and           -
POWER CORPORATION                    Gas Utility
("NMPC OR CLAIMANT")
SYRACUSE, NEW YORK

 Opinac North      Delaware          Investment         100.00%
 America, Inc.                       Company (Note A)
 ("Opinac NA")

 NM Uranium, Inc.  Texas             Mining             100.00%
 Syracuse, New York

 NM Suburban       New York          Gas Utility        100.00%
 Gas, Inc.                           (Note B)
 Syracuse, New York

 NM Holdings, Inc. New York          Real Estate        100.00%
 Syracuse, New York                  Development
                                     (Note C)

 EMCO-TECH, Inc.   New York          (Note D)           100.00%
 Syracuse, New York

 NM Receivables    New York          (Note E)           100.00%
 Corp.
 Syracuse, New York

 Moreau            New York          Owns and operates   66.67%
 Manufacturing                       a hydroelectric
 Corporation                         generating station
 ("Moreau")
 Syracuse, New York

 Beebee Island     New York          Owns and operates   82.84%
 Corporation                         a hydroelectric
 ("Beebee")                            generating station
 Syracuse, New York


Note A - During 1997, Opinac NA was formed. Opinac NA owns 100% of Opinac Energy and 100% of Plum Street Enterprises, Inc. (an energy marketing and energy related energy services company located in Syracuse, New York), incorporated in the State of Delaware. Opinac Energy owns 50% of Canadian Niagara Power Company, Limited ("CNP") (an electric utility located in Ontario, Canada), incorporated in the Province of Ontario, Canada. Plum Street Enterprises, Inc. ("Plum Street"), an unregulated company, is incorporated in the State of Delaware. Plum Street owns Plum Street Energy Marketing, Inc. (incorporated in the State of Delaware), Global Energy India Private Limited, 90% of Dolphin Investments International, Inc. (a corporation organized and existing under the laws of Nevis, West Indies, which owns 45% of Atlantis Energie Systeme AG (a corporation organized and existing under the laws of the Federal Republic of Germany)), 25% of Telergy Joint Venture and 26% of Direct Global Power, Inc.

Note B - Corporation was formed in 1992 to acquire the assets of Syracuse Suburban Gas Company, Inc. in exchange for NMPC stock. Effective January 1, 1997, was dissolved into NMPC.

Note C - Owns 100% of Hudson Pointe, Inc., Land Management and Development, Inc., LandWest, Inc., Moreau Park, Inc., Riverview, Inc., Salmon Shores, Inc., Upper Hudson Development, Inc. and OPropco, Inc., each of which are real estate development projects located in Syracuse, New York and incorporated in the State of New York.

Note D -  EMCO-TECH, Inc. is inactive at December 31, 1997.

Note E - Corporation was formed in October 1996, whose business consists of the purchase and resale of an undivided interest in a designated pool of customer receivables, including accrued unbilled revenues.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     As of December 31, 1997, NMPC owned and operated four fossil fuel steam plants (as well as having a 25% interest in the Roseton 1Steam Station and its output), two nuclear fuel steam plants, various diesel generating units and 72 hydroelectric plants and had a majority interest in Beebee and Feeder Dam (owned by Moreau) hydro plants and their output. NMPC also operates two other hydro facilities under contract, High Dam Hydro and Marble Street Hydro, owned by the City of Oswego, New York, and the City of Watertown, New York, respectively. NMPC purchases substantially all of the output of these facilities. NMPC's Canadian subsidiary, Opinac Energy, has a 50% interest in CNP, which owns and operates the 76.8 megawatt Rankine hydroelectric plant (which distributes electric power within the Province of Ontario) and a windmill generator in the Province of Alberta. In addition, NMPC has contracts to purchase electric energy from the New York Power Authority and other sources.

     The following is a list of NMPC's major generating stations at December 31, 1997:

                                                       NMPC's SHARE
                                                       OF NET
 STATION, LOCATION                   ENERGY           CAPABILITY
AND PERCENT OWNERSHIP                 SOURCE           IN MEGAWATTS
---------------------                 ------           ------------

Huntley, Niagara River (100%)          Coal                760
Dunkirk, Lake Erie (100%)              Coal                600
Albany, Hudson River (100%)        Oil/Natural Gas         400
Oswego, Lake Ontario (76%) (Unit 6)    Oil                 646
Roseton, Hudson River (25%)        Oil/Natural Gas         300
Nine Mile Point Unit 1,
  Lake Ontario (100%)                  Nuclear             613
Nine Mile Point Unit 2,
  Lake Ontario (41%)                   Nuclear             469

     In 1994, Oswego Unit 5 (with a capability of 850 megawatts) was put into long-term cold standby, but can be returned to service in three months if needed. As of December 31, 1997, NMPC's electric transmission and distribution systems were comprised of 952 substations with a rated transformer capacity of approximately 28,500,000 kva., approximately 8,000 circuit miles of overhead transmission lines, approximately 1,100 cable miles of underground transmission lines, approximately 113,100 conductor miles of overhead distribution lines and approximately 5,800 cable miles of underground distribution cables. Only a part of such transmission and distribution lines are located on property owned by NMPC. The electric system of NMPC is directly interconnected with other electric utility systems in Ontario and Quebec, Canada, New York, Massachusetts, Vermont and Pennsylvania, and indirectly interconnected with most of the electric utility systems in the United States.

     As of December 31, 1997, NMPC's natural gas system was comprised of approximately 7,700 miles of pipelines and mains, only a part of which is located on property owned by NMPC.

     Beebee owns and operates a hydroelectric generating station
(8 megawatts rated capacity) located on the Black River in the City of Watertown, Jefferson County, New York.

     Moreau owns and operates a hydroelectric generating station
(6 megawatts rated capacity) located on the Hudson River in the Town of Moreau, Saratoga County, New York.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


           COMPANY                                  KWH.
           -------                                  ----

            NMPC                              37,135,808,000
            Beebee                                47,144,000(1)
            Moreau                                24,686,000(2)
            CNP                                  647,758,000(3)

(1)  Includes sales to NMPC of 40,516,000 Kwh.

(2)  Includes sales to NMPC of 16,458,000 Kwh.

(3)  Includes sales to NMPC of 103,133,000 Kwh.


                                              NATURAL GAS (Mcf.)
                                              ------------------

NMPC                                               76,810,000


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           None


     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

      COMPANY                                         KWH.
      -------                                         ----

NMPC (at the State line)                        2,400,651,000

At the International boundary line between the United States and Canada:

     By NMPC                                      222,797,000

     By CNP                                       103,133,000(1)

(1) To NMPC


                                               NATURAL GAS (Mcf.)
                                               ------------------

NMPC (outside the State or at the State line)       3,699,523


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


      COMPANY                                        KWH.
      -------                                        ----

NMPC (at the State line)                           283,088,000

At the International boundary line between
  the United States and Canada:
     From CNP                   103,133,000
     From Hydro-Quebec          198,034,000
     From Ontario Hydro         204,035,000
     From Cornwall Electric
       Company                   14,110,000        519,312,000
                                -----------

                                               NATURAL GAS (Mcf.)
                                               ------------------

NMPC (at the State Line):                          69,703,572
At the International boundary line between
  the United States and Canada:
    From Western Gas Marketing, Ltd.               18,351,229

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          NMPC, Opinac NA, Opinac Energy and CNP each own a direct or an indirect interest in a wind power generating facility in the Province of Alberta, Canada, with a capacity of approximately 18.9 megawatts (the "Facility") located at Cowley Ridge, Pincher Creek, Alberta, Canada.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          The Facility is jointly owned by Canadian Niagara Wind Power Company, Inc. ("Wind Power Company") and Cowley Ridge Partnership ("Cowley Partnership") via a joint venture agreement. Wind Power Company directly holds 99% of the joint venture. Cowley Partnership owns 1% of the joint venture. The joint venture holds title to the properties. Wind Power Company is a corporation incorporated under the laws of the Province of Alberta, Canada. Cowley Partnership is an Alberta general partnership.

          CNP has a 25% interest in Wind Power Company and a 100% interest in Cowley Partnership. Cowley Partnership owns the remaining 75% interest in Wind Power Company. At December 31, 1997, Opinac Energy, a corporation incorporated under the laws of the Province of Ontario, Canada has a 50% interest in CNP and Opinac Energy is a wholly-owned subsidiary of Opinac NA.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          $1,371,224 (see 4(d) below), was invested by CNP.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Cowley Partnership:
          Partners' Equity - $2,411,673
          (Capital Stock - $2,835,858 and Accumulated Deficit-
          ($424,185))

          Wind Power Company:
          Shareholder's Equity - $1,211,135
          (Capital Stock - $823,618 and Retained Earnings-
          $387,507).

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

EXHIBIT A


     A consolidating statement of income and surplus of the claimant and subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and subsidiary companies as of the close of such calendar year.

     Following are NMPC consolidating balance sheet at December 31, 1997, consolidating statement of income and consolidating statements of retained earnings for the year ended December 31, 1997, and adjustments, reclassifications and inter-company eliminations. The accounts of Beebee and Moreau are not 100% owned and are not material; therefore, they are not presented. They are included in the accounts of the claimant under the equity method. Notes to the NMPC financial statements are incorporated herein by reference to its Annual Report on Form 10-K for 1997, File No. 1-2987.

     Consolidating balance sheets at December 31, 1997, consolidating statements of income and retained earnings for the year ended December 31, 1997, and adjustments, inter-company eliminations and reclassifications for subsidiaries owned indirectly 100% by NMPC through NM Holdings, Inc. are also attached.

     Consolidating statements of income and retained earnings of Opinac Energy and adjustments, inter-company eliminations and reclassifications for the period January 1, 1997 to September 25, 1997, the date that Opinac Energy was restructured as a subsidiary of Opinac NA, are also presented. The consolidating balance sheet of Opinac NA at December 31, 1997, consolidating statements of income and retained earnings for the period September 26 to December 31, 1997 and adjustments, inter-company eliminations and reclassifications are also attached. The accounts of CNP and the subsidiaries of Plum Street are either not 100% owned and/or are not material; therefore, they are not presented. Their results are included in the accounts of Opinac Energy and Plum Street, respectively, in accordance with generally accepted accounting principles.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
EXHIBIT A

INDEX TO FINANCIAL STATEMENTS


                                                          PAGE
                                                          ----
Consolidating Balance Sheet of NMPC at
  December 31, 1997                                        S-2

Consolidating Statement of Income of NMPC
  for the Year Ended December 31, 1997                     S-4

Consolidating Statement of Retained Earnings of
  NMPC for the Year Ended December 31, 1997                S-5

NMPC Inter-Company Eliminations, Adjustments and
  Reclassifications                                        S-6

Consolidating Balance Sheet of NM Holdings, Inc.
  at December 31, 1997                                     S-8

Consolidating Statement of Income and Retained
  Earnings of NM Holdings, Inc. for the Year
  Ended December 31, 1997                                  S-9

NM Holdings, Inc. Inter-Company Eliminations,
  Adjustments and Reclassifications                        S-10

Consolidating Balance Sheet of Opinac NA at
  December 31, 1997                                        S-12

Consolidating Statement of Income and Retained
  Earnings of Opinac NA for the Period
  September 26 to December 31, 1997                        S-13

Opinac NA Inter-Company Eliminations, Adjustments
  and Reclassifications                                    S-14

Consolidating Statement of Income and Retained
  Earnings of Opinac Energy for the Period January
  1, 1997 through September 25, 1997                       S-15

Opinac Energy Corporation Inter-Company
  Eliminations, Adjustments and Reclassifications          S-16


NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                               S-2
---------------------------------------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1997
(In Thousands of Dollars)


                                        Niagara            Opinac                       N M
                             Inter-     Mohawk             North               N M      Hold-
                             Company    Power     Opinac   America,  N M       Receiv-  ings,
                             Elimina-   Corpor-   Energy   Inc.      Uranium,  ables,   Inc.
               Consolidated  tions      ation     Corp.    (S-12)    Inc.      Corp.    (S-8)
               ------------  ---------  -------   ------- --------- -------    -------  ------
ASSETS
-------
Utility plant:
  Electric
   plant        $8,752,865  $          $8,752,865  $        $        $        $          $
  Nuclear
   fuel            577,409                577,409
  Gas plant      1,131,541              1,131,541
  Common plant     319,409                319,409
Construction
  work in
  progress         294,650                294,650
               -----------   --------- ----------  -------   ------   ----     -------  ------

 Total utility
  plant         11,075,874             11,075,874
Less: accumu-
  lated depre-
  ciation &
  amortiza-
  tion           4,207,830              4,207,830
                ----------  --------   ----------   ------  -------   ----     -------   ------
  Net utility
   plant         6,868,044              6,868,044
                ----------  --------   ----------   ------  -------   ----     -------   ------
Other property
  and investments:
  Investment in
    subsidiary
    companies-
    consolidated            (478,912)(A)  478,912
  Investment      371,709                 255,177           104,848    103               11,581
                ---------   --------    ---------   ------  -------   ----     -------   ------
                  371,709   (478,912)     734,089           104,848    103               11,581
                ---------   --------    ---------   ------  -------   ----     -------   ------

Current assets:
Cash, including
  temporary cash
  investments
  of $315,708     378,232                 337,868           22,663      41      15,166    2,494
Accounts receiv-
 able             554,744   (130,375)(B)  168,588           23,002             491,791    1,738
  Less-Allowance
  for doubtful
  accounts        (62,500)                                                     (62,500)
Materials and
  supplies, at
  average cost:
    Coal & oil
     for produc-
     tion of
     electricity   27,642                 27,642
    Gas storage    39,447                 38,502               945
    Other         118,308                118,308
Prepaid taxes      15,518                 15,467                                    51
Other              20,309                 17,494               919               1,896
                ---------   ---------     -------   ------ -------     ----     -------    -----
                1,091,700   (130,375)     723,869           47,529       41     446,404    4,232
                ---------   ---------     -------   ------ -------     ----     -------    -----

Regulatory assets:
Regulatory tax
  asset           399,119    (12,707)(B)  399,119                               12,707
Deferred finance
  charges         239,880                 239,880
Deferred
 environmental
 restoration
 costs            220,000                 220,000
Unamortized debt
  expense          57,312                  57,312
Postretirement
  benefits other
  than pensions    56,464                  56,464
Other             204,049                 204,049
               ----------  ---------   ---------- -------- -------   -----     --------  -------
                1,176,824    (12,707)   1,176,824                               12,707
               ----------  ---------   ---------- -------- -------   -----     --------  -------
Other assets:      75,864                  75,864
               ----------  ---------   ---------- -------- -------   -----     --------  -------
               $9,584,141  ($621,994)  $9,578,690 $       $152,377   $ 144     $459,111  $15,813
               ==========  =========   ========== ======== =======   =====     ========  =======

/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                              S-3
---------------------------------------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1997
(In Thousands of Dollars)

                                        Niagara            Opinac                       N M
CAPITALIZATION               Inter-     Mohawk             North              N M      Hold-
AND LIABILITIES              Company    Power     Opinac   America,  N M      Receiv-  ings,
---------------              Elimina-   Corpor-   Energy   Inc.      Uranium, ables,   Inc.
               Consolidated  tions      ation     Corp.    (S-12)    Inc.     Corp.    (S-8)
               ------------  --------   -------   -------  --------- -------- -------- -----
Capitalization:
  Common
   stockholders'
   equity:
   Common stock
    - $1 par
    value; auth.
    185,000,000
    shares:
    issued
    144,419,351
    shares     $  144,419   $          $  144,419  $        $         $      $          $
  Capital stock
   premium and
   expense      1,779,688  (475,409)(A) 1,799,287            133,568      90  306,883    15,269

  Capital stock
   in subsidiary
   companies -
   consolidated                 (26)(A)                            1      20        2         3
  Retained
   earnings
   (Page S-5)     803,420    (3,477)(A)   803,420             (2,001)           4,600       878
               ----------  --------     ---------   -------  --------  -----  -------   -------
                2,727,527  (478,912)    2,747,126            131,568     110  311,485    16,150
               ----------  --------     ---------   -------  --------  -----  -------   -------
Cumulative
  preferred stock -
  $100 par value;
  authorized
  3,400,000
  shares; issued
  2,322,000 shares:
 Optionally
  redeemable      210,000                 210,000
 Mandatorily
  redeemable       20,400                  20,400
Cumulative
  preferred stock -
  $25 par value;
  authorized
  19,600,000
  shares; issued
  11,781,204 shares:
 Optionally
  redeemable      230,000                 230,000
 Mandatorily
  redeemable       56,210                  56,210

Cumulative
  preference stock -
  $25 par value;
  authorized
  8,000,000 shares;
  issued none
Long-term debt  3,417,381 (105,900)(B)  3,417,381                               105,900
               ---------- --------     ----------   -------  -------   ------   -------  ------
Total capital-
 ization        6,661,518 (584,812)     6,681,117            131,568     110    417,385  16,150
               ---------- --------     ----------   -------  -------   ------   -------  ------
Current
  liabilities:
Long-term
  debt due
  within one
  year             67,095                  67,095
Sinking fund
  requirements
  on redeemable
  preferred
  stock            10,120                  10,120
Accounts payable  263,095  (24,475)(B)    242,901             20,193      34     24,362      80
Payable on
 outstanding bank
 checks            23,720                  23,720
Customers'
 deposits          18,372                  18,372
Accrued taxes       9,005                   6,476                                 2,529
Accrued interest   62,643                  62,465                                   178
Accrued vacation
 pay               36,532                  36,532
Other              64,756                  61,818                989              1,949
               ----------   -------     ---------   -------  -------  ------    -------  ------
                  555,338   (24,475)      529,499             21,182      34     29,018      80
               ----------   -------     ---------   -------  -------  ------    -------  ------

Regulatory liabilities:
Deferred finance
 charges          239,880                 239,880
               ----------   -------     ----------  -------  -------  ------    -------  ------
Other liabilities:
Accumulated
 deferred
 income taxes  1,387,032    (12,707)(B) 1,388,076               (627)            12,707    (417)
Employee pension
 and other
 benefits        240,211                  240,211
Deferred pension
 settlement gain  12,428                   12,438
Unbilled
 revenues         43,281                   43,281
Other            224,443                  224,188               254                  1
              ----------    -------     ----------  -------  -------  ------     -------  ------
               1,907,405    (12,707)    1,908,194              (373)             12,708    (417)
              ----------    -------     ----------  -------  -------  ------     -------  ------
Commitments and
  contingencies:
Liability for
  environmental
  restoration    220,000                 220,000
              ----------  ---------   ----------  --------  -------   ------   -------- -------
              $9,584,141  ($621,994)  $9,578,690  $        $152,377   $  144   $459,111 $15,813
              ==========  =========   ==========  ========  =======   ======   ======== =======

/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                               S-4
---------------------------------------------------------

CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1997
(In Thousands of Dollars)


                                        Niagara            Opinac                       N M
                             Inter-     Mohawk    Opinac   North              N M       Hold-
                             Company    Power     Energy   America,  N M      Receiv-   ings,
                             Elimina-   Corpor-   Corp.    Inc.      Uranium, ables,    Inc.
               Consolidated  tions      ation     (S-14)   (S-13)    Inc.     Corp.     (S-9)
               ------------  --------   --------  ------   --------- -------  --------  ------
Operating Revenues:
  Electric     $3,309,441  $           $3,309,441  $        $         $        $        $
  Gas             656,963                 656,963
               ----------   -------    ----------  -------   -------  ------  --------  -----
                3,966,404               3,966,404
               ----------   -------    ----------  -------   -------  ------  --------  -----
Operating Expenses:
  Fuel for
   electric
   generation     179,455                 179,455
  Electricity
   purchased    1,236,108               1,236,108
  Gas pur-
   chased         345,610                 345,610
  Other oper-
   ation and
   mainten-
   ance           835,282                 852,619                              (17,337)

  Depreciation
   & amorti-
   zation         339,641                 339,641
  Other taxes     471,469                 470,914                                  555
                ---------  -------     ----------  -------   -------   ------  --------   ----
                3,407,565               3,424,347                              (16,782)
                ---------  -------     ----------  -------   -------   ------  --------   ----
Operating
  income          558,839                 542,057                               16,782

Other income       24,997   (6,360)(A,C)   34,116   (1,621)  (1,300)            16,782     162
                ---------  -------     ----------  -------   ------    ------  -------    ----

Income before
  interest
  charges         583,836   (6,360)       576,173   (1,621)  (1,300)            16,782     162

Interest
  charges         273,906     (464)(C)    273,906                                  464
                ---------  -------     ----------  -------   ------    ------  -------    ----
Income before
  federal and
  foreign income
  taxes          309,930    (5,896)       302,267   (1,621)  (1,300)            16,318     162

Federal and
  foreign income
  taxes          126,595                  118,932    1,194      701              5,711      57
                --------   -------       --------  -------   ------   ------   -------    ----
Net income
 (loss)         $183,335   ($5,896)      $183,335  ($2,815) ($2,001)  $        $10,607    $105
                ========   ========      ========  =======   ======   ======   =======    ====
/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                              S-5
---------------------------------------------------------

CONSOLIDATING STATEMENT OF RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1997
(In Thousands of Dollars)
                                      Niagara             Opinac                                NM
                          Inter-       Mohawk    Opinac    North     NM                NM        Hold-
                         Company        Power    Energy   America, Suburban     NM    Receiv-     ings,
              Consoli-   Elimina-      Corpora-   Corp.     Inc.     Gas     Uranium  ables,      Inc.
               dated      tions         ation    (S-14)    (S-13)    Inc.      Inc.    Corp.     (S-9)
              ---------  --------    ---------  --------  -------- --------  -------  -------   ------
Balance, Decem-
  ber 31, 1996 $657,482  ($116,980)(A) $657,482 $123,064 $          ($850)    $     ($6,007)  $ 773

Add:
  Net income
   (loss) for
   the year     183,335     (5,896)(A)  183,335   (2,815)  (2,001)                   10,607     105
                -------   ---------     -------  --------  -------   -----    -----  ------    ----
                840,817   (122,876)     840,817  120,249   (2,001)   (850)            4,600     878
                -------   ---------     -------  --------  -------   -----    -----  ------    ----
Deduct:
  Dividends paid in cash on capital stock
   Cumulative preferred stock, $100 par value

   3.40% Series     680                     680
   3.60% Series   1,260                   1,260
   3.90% Series     936                     936
   4.10% Series     861                     861
   4.85% Series   1,213                   1,213
   5.25% Series   1,050                   1,050
   6.10% Series   1,525                   1,525
   7.45% Series   1,721                   1,721
   7.72% Series   3,088                   3,088

Cumulative preferred stock, $25 par value

  8.375% Series     262                     262
  7.85% Series    1,704                   1,704
  9.50% Series   14,250                  14,250

  Adjustable Rate
   Series A
   (actual rate
   for 1997,
   6.50%)        1,950                    1,950
  Adjustable Rate
   Series B
   (actual rate
   for 1997,
   7.54%)        3,297                    3,297
  Adjustable Rate
   Series C
   (actual rate
   for 1997,
   7.20%)        3,600                    3,600
              ---------   ---------   ---------  --------  -------    ----    -----  ------    -----
    Total
     Dividends  37,397                   37,397
              ---------   ---------   ---------  --------  -------    ----    -----  ------    -----
Adjustments:

 Corporate
  restructuring            120,249(A)            (120,249)

 Corporation
  dissolved                    850(A)                                 850
              ---------   ---------   ---------- -------- --------   ----     -----  ------    -----
Balance, Decem-
 ber 31, 1997 $803,420     ($3,477)    $803,420           ($2,001)   $               $4,600   $  878
              =========   =========   ========== ======== ========   ====     =====  ======   ======
/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1997
(In Thousands of Dollars)

                   (A)                 DETAIL      DEBIT    CREDIT
                                       ------      -----    ------
Capital Stocks of Subsidiary
  Companies - Consolidated                            26
    Opinac North America                   1
    NM Uranium, Inc.                      20
    NM Holdings, Inc.                      3
    NM Receivables Corp.                   2

Capital Stock Premium and Expense                475,409
  Opinac North America               133,568
  NM Receivables Corp.               306,883
  NM Holdings, Inc.                   15,269
  NM Uranium, Inc.                        90
  NMPC                                19,599

Retained Earnings (at beginning
  of year)                                       116,980
    Opinac Energy                    123,064
    NM Suburban Gas, Inc.               (850)
    NM Holdings, Inc.                    773
    NM Receivables Corp.              (6,007)

Net Income of Subsidiaries for the
  period 1/1/97 through 12/31/97                   5,896
    Opinac North America              (2,001)
    NM Receivables Corp.              10,607
    NM Holdings, Inc.                    105
    Opinac Energy                     (2,815)

                  (A)                 DETAIL      DEBIT    CREDIT
                                       ------      -----    ------

Investments in Subsidiary Companies-
  consolidated                                             478,912
    Opinac North America             151,167
    NM Holdings, Inc.                 16,150
    NM Uranium, Inc.                     110
    NM Receivables Corp.             311,485

Retained Earnings (at end of year)                         119,399
  NM Suburban Gas, Inc.                 (850)
  Opinac Energy                      120,249

(A) To eliminate the investment in, advances to, dissolution and restructuring of subsidiary companies.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1997
(In Thousands of Dollars)

               (B)                      DETAIL    DEBIT    CREDIT
                                        ------    -----    ------

Accounts Payable                                 24,475
  NM Holdings, Inc. to NMPC               (68)
  NMPC to Plum Street Ent.                180
  NM Receivables Corp. to NMPC         24,363

Accounts Receivable                                       24,475
  NMPC from NM Holdings, Inc.             (68)
  Plum Street Ent. from NMPC              180
  NMPC from NM Receivables Corp.       24,363

Long-Term Debt                                  105,900
  NM Receivables Corp. to NMPC        105,900

Accounts Receivable                                      105,900
  NMPC from NM Receivables Corp.      105,900

Accumulated Deferred Income Tax                  12,707
  NM Receivables Corp. to NMPC         12,707

Regulatory Tax Asset                                      12,707
  NMPC from NM Receivables Corp.       12,707

(B) To eliminate inter-company accounts.


               (C)

Other Income                                        464
    NMPC from NM Receivables Corp.        464

Interest Charges-Other interest                              464
  NM Receivables Corp. to NMPC            464

(C) To eliminate the inter-company revenues and expenses.

                                                                                      S-8
NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
N M HOLDINGS, INC.
------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1997
(In Thousands of Dollars)
                                                         Upper    Land
              N M                                        Hudson   Manage-
              Hold-   Salmon   Moreau   River-  Hudson   Devel-   ment &     OProp-  Land-
              ings,   Shores,   Park,    view,    Pointe,  opment,  Develop-,   co,     West, Sub-
              Inc.     Inc.      Inc.     Inc.     Inc.    Inc.     ment, Inc.  Inc.    Inc. Total
              -----   ------   ------   ------   ------   -------   ----------  -----   ---- -----
Cash        $   258   $  6    $ 38     $1,503   $ 39     $  334   $  112    $  101  $  103 $ 2,494
Receivables     278    154                 13    164        102      485               542   1,738
Due from
 affiliates     655                                                                            655
Investment
 in subsid-
 iaries      14,933                                                  387                (3) 15,317
Investment
 in develop-
 ment proj-
 ects                  165     814        251    411      1,276    1,578     6,565     102  11,162
Deferred fed-
 eral income
 taxes                                                      112                 63     242     417
Organization
 costs           21     4       3          1      3          1        1                        34
            -------   ----    ----     ------   ----     ------   ------    ------  ------ -------
  Total
  Assets    $16,145   $329    $855     $1,768   $617     $1,825   $2,563    $6,729  $  986 $31,817
            =======   ====    ====     ======   ====     ======   ======    ======  ====== =======

                      Inter-Company
                       Eliminations          Consolidated         Reclasses     Reported
                         Dr (Cr)                Total              Dr (Cr)        Total
                       ------------          ------------         ---------     --------

Cash                                         $ 2,494                           $ 2,494
Receivables                                    1,738                             1,738
Due from
 affiliates           ($  655)(A)
Investment
 in subsid-
 iaries               (14,932)(A)                385               ($385)(B)
Investment
 in develop-
 ment proj-
 ects                                         11,162                 419 (B)    11,581
Deferred fed-
 eral income
 taxes                                           417                (417)(B)
Organization
 costs                                            34                 (34)(B)
                      -------                -------              ------       -------

  Total Assets       ($15,587)               $16,230             ($  417)      $15,813
                      =======                =======              ======       =======

                                                         Upper    Land
              N M                                        Hudson   Manage-
              Hold-   Salmon   Moreau   River-  Hudson   Devel-   ment &     OProp-  Land-
              ings,   Shores,   Park,    view,    Pointe,  opment,  Develop-    co,     West, Sub-
              Inc.     Inc.      Inc.     Inc.     Inc.    Inc.     ment, Inc.  Inc.    Inc. Total
              -----   ------   ------   ------   ------   -------   ----------  -----   ---- -----
Accounts    $    63   $       $  1     $   (3)  $ 10    $    6   $   27     $  1    $  (9) $   96
 payable
Purchase depo-
 sits held                      28                         16        1        3       4      52
Accumulated
 deferred
 income taxes
Due to parent   (68)   262      89      (445)   250        96      341      (85)    147     587
Common stockholders'
 equity:
  Common
   stock          3                        1                1        1        1              7
Paid-in
   capital   15,269    101     674      1,520     410     1,351    1,786     7,107     740  28,958
  Retained
   earnings     878    (34)     63        695     (53)      355      407      (298)    104   2,117
            -------   ----    ----     ------    ----    ------   ------    ------  ------ -------
  Total
  Liabilities
  & Equity  $16,145   $329    $855     $1,768    $617    $1,825   $2,563    $6,729  $  986 $31,817
            =======   ====    ====     ======    ====    ======   ======    ======  ====== =======

                      Inter-Company
                       Eliminations          Consolidated         Reclasses     Reported
                         Dr (Cr)                Total              Dr (Cr)        Total
                       ------------          ------------         ---------     --------

Accts. payable        $                      $    96                $ 16 (B)   $    80
Purch. depo-
 sits held                                        52                  52 (B)
Accumulated
 deferred
 income taxes                                                        417 (B)      (417)
Due to parent             655 (A)                (68)                (68)(B)

Common stockholders'
 equity:
  Common
   stock                    4 (A)                  3                                 3
  Paid-in
   capital             13,689 (A)             15,269                            15,269
  Retained
   earnings             1,239 (A)                878                               878
                      -------                -------              ------       -------

  Total Liabil-
  ities & Equity      $15,587                $16,230              $  417       $15,813
                      =======                =======              ======       =======

/TABLE

                                                                                      S-9
NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
N M HOLDINGS, INC.
------------------

CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1997
(In Thousands of Dollars)
                                                         Upper    Land
              N M                                        Hudson   Manage-
              Hold-   Salmon   Moreau   River-  Hudson   Devel-   ment &     OProp-  Land-
              ings,   Shores,   Park,    view,    Pointe,  opment,  Develop-    co,     West, Sub-
              Inc.     Inc.      Inc.     Inc.     Inc.    Inc.     ment, Inc.  Inc.    Inc. Total
              -----   ------   ------   ------   ------   -------   ----------  -----   ---- -----
Property
 sales      $        $        $         $922    $ 352    $119     $591       $94    $139   $2,217
Cost of
 property
 sold                                    697      197      59      261       313     107    1,634
Sale of
 timber                        40                        277      103                         420
Rent and
 other
 income                                    1                        22         3      28       54

A&G expenses
 Logging oper-
  ations                        5          1               45       17                         68
 Accounting   13       2        2          2        2       3        3         3       3       33
 Legal         1       2                            2       1        7                 1       14
 Insurance     2       2        2          2        2       2        4         2       2       20
 Management  148      10        3          7       30       3       62                15      278
 NYS fran-
  chise tax   21                1         23       12      38       41        23       3      162

 Amortization
  of org.
  costs       14       3        2          1        1       1                                  22
 Consulting
  fees       198                           1               10       34         30      4      277
 Property
  taxes                         6          2       10      10       14          1     15       58
 Other items
  (net)        4       1                   1        1                3        180      3      193
             ----    ----     ---        ---      ---     ---      ---      -----     --    -----
             401      20       21         40       60     113      185        239     46    1,125
             ----    ----     ---        ---      ---     ---      ---      -----     --    -----
Operating
 income     (401)    (20)      19        186       95     224      270      (455)     14      (68)

Interest
 income       13      16        2         47       24      22       32         3      58      217

Equity in subs
 earnings    357     (15)                                           23                 5      370
             ----    ----     ---        ---      ---     ---      ---      -----     --    -----
Income before
 tax         (31)    (19)      21        233      119     246      325      (452)     77      519

Federal
 income tax
 (benefit)  (136)     (7)       7         82       42      86      114      (158)     27       57
             ----    ----     ---        ---      ---     ---      ---        ---     --    -----

Net income/
 (loss)      105     (12)      14        151       77     160      211      (294)     50      462

Retained
 earnings
 (beginning
 of year)    773     (22)      49        544     (130)    195      196        (4)     54    1,655
            ----    -----     ---       ----     -----   ----     ----     ------   ----   ------

Retained
 earnings
 (end of
 year)      $878    ($34)     $63       $695     ($53)   $355     $407     ($298)   $104   $2,117
            ====    =====     ===       ====     =====   ====     ====     ======   ====   ======

                     Inter-Company
                      Eliminations           Consolidated                       Reported
                        Dr (Cr)                 Total             Reclasses       Total
                     -------------           ------------         ---------      -------

Property sales          $                     $2,217             ($2,217)(C)    $
Cost of property
 sold                                          1,634               1,634 (C)
Sale of timber                                   420                (420)(C)
Rent and other
 income                                           54                 (54)(C)

A&G expenses
 Logging operations                               68                  68 (C)
 Accounting                                       33                  33 (C)
 Legal                                            14                  14 (C)
 Insurance                                        20                  20 (C)
 Management                                      278                 278 (C)
 NYS franchise tax                               162                 162 (C)
 Amortization
  of org. costs                                   22                  22 (C)
 Consulting fees                                 277                 277 (C)
 Property taxes                                   58                  58 (C)
 Other items
  (net)                                          193                 342 (C)       149
                        ----                   -----               -----         -----
                                               1,125               1,274           149
                        ----                   -----               -----         -----

Operating income                                 (68)                217           149

Interest income                                  217                (217)(C)

Equity in subs
 earnings              (357)(A)                   13                                13
                       ----                    -----                 ----        -----

Income before tax      (357)                     162                               162

Federal income
 tax (benefit)                                    57                                57
                       ----                    -----                 ----        -----
Net income/(loss)      (357)                     105                               105

Retained earnings
 (beginning of year)    882 (A)                  773                               773
                       ----                    -----                 ----        -----
Retained earnings
 (end of year)         $525                     $878                              $878
                       ====                    =====                 ====        =====

/TABLE

NIAGARA MOHAWK POWER CORPORATION                              S-10

NM HOLDINGS, INC.

INTER-COMPANY ELIMINATIONS
December 31, 1997
(In Thousands of Dollars)

          (A)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Capital Stocks of Subsidiary
 Companies - Consolidated                              4
     Riverview, Inc.                     1
     Upper Hudson Development Co.        1
     Land Mgmt. & Develop., Inc.         1
     OPropco, Inc.                       1

Paid in Capital                                   13,689
     Salmon Shores, Inc.               101
     Moreau Park, Inc.                 674
     Riverview, Inc.                 1,520
     Hudson Pointe, Inc.               410
     Upper Hudson Development, Inc.  1,351
     Land Mgmt. & Develop., Inc.     1,786
     OPropco, Inc.                   7,107
     LandWest, Inc.                    740

Retained Earnings (at beginning of year)             882
     Salmon Shores, Inc.               (22)
     Moreau Park, Inc.                  49
     Riverview, Inc.                   554
     Hudson Pointe, Inc.              (130)
     Upper Hudson Development, Inc.    195
     Land Mgmt. & Develop., Inc.       196
     LandWest, Inc.                     54
     OPropco, Inc.                      (4)

          (A)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Net Income of Subsidiaries for the
   period 1/1/97 through 12/31/97                    357
     Salmon Shores, Inc.               (12)
     Moreau Park, Inc.                  14
     Riverview, Inc.                   151
     Hudson Pointe, Inc.                77
     Upper Hudson Development, Inc.    160
     Land Mgmt. & Develop., Inc.       211
     OPropco, Inc.                    (294)
     LandWest, Inc.                     50

Investments in Subsidiary Companies-
   Consolidated                                             14,932
     Salmon Shores, Inc.                67
     Moreau Park, Inc.                 737
     Riverview, Inc.                 2,216
     Hudson Pointe, Inc.               357
     Upper Hudson Development, Inc.  1,707
     Land Mgmt. & Develop., Inc.     2,194
     OPropco, Inc.                   6,810
     LandWest, Inc.                    844

Due to Parent                                        655
   Due from Affiliates                                         655
     Salmon Shores, Inc.               262
     Moreau Park, Inc.                  89
     Riverview, Inc.                  (445)
     Hudson Pointe, Inc.               250
     Upper Hudson Development, Inc.     96
     Land Mgmt. & Develop., Inc.       341
     OPropco, Inc.                     (85)
     LandWest, Inc.                    147


(A) To eliminate the investment in and advances to subsidiary companies.

NIAGARA MOHAWK POWER CORPORATION                             S-11

NM HOLDINGS, INC.

INTER-COMPANY ELIMINATIONS

December 31, 1997
(In Thousands of Dollars)


          (B)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Accumulated Deferred Income Taxes                    417
Investment in Development Projects                   419
Due to Parent                                                  68
Purchase Deposits Held                                52
   Deferred Federal Income Taxes                              417
   Accounts Payable                                   16
   Investment in Subs                                         385
   Organization Costs                                          34

(B) To reclass certain accounts for consolidated reporting purposes.


          (C)

Property Sales                                     2,217
Sale of Timber                                       420
Interest Income                                      217
Rent and Other Income                                 54
   Other Items (net)                                          342
   Cost of Property Sold                                    1,634
   NYS Franchise Tax                                          162
   Consulting Fees                                            277
   Management                                                 278
   Logging Operations                                          68
   Accounting                                                  33
   Property Taxes                                              58
   Legal                                                       14
   Insurance                                                   20
   Amortization of Org. Costs                                  22

(C) To reclass certain accounts for consolidated reporting purposes.

                                                                                    S-12

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
OPINAC NORTH AMERICA, INC.
-------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1997
(In Thousands of Dollars)


                    (Canadian $)
                      Opinac       (1)          Plum          Opinac
                      Energy       U.S.        Street          North
                       Corp.      Dollars    Enterprises      America        Consolidated
                     --------     -------    -----------     --------        ------------

Other investments     $ 12,725    $ 8,897       $ 1,786       $               $ 10,683
Investments -
  subsidiaries                                                 151,165         151,165
                      --------    -------       -------       --------        --------
                        12,725      8,897         1,786        151,165         161,848
                      --------    -------       -------       --------        --------
Cash & temporary
  investments          126,010     88,106        28,722                        116,828
Accounts receivable      3,060      2,140        20,862                         23,002
Gas storage                                         945                            945
Other assets              (127)       (89)        1,008                            919
                      --------    -------       -------       --------        --------
                       128,943     90,157        51,537                        141,694
                      --------    -------       -------       --------        --------
Deferred taxes                                      740                            740
                      --------    -------       -------       --------        --------
TOTAL ASSETS          $141,668    $99,054       $54,063       $151,165        $304,282
                      ========    =======       =======       ========        ========

Common stock          $  9,007    $ 7,433       $             $      1        $  7,434
Paid in surplus         24,264     21,336        44,999        153,165         219,500
Retained earnings      108,205     85,315       (12,066)        (2,001)         71,248
Translation adj.                  (15,164)         (285)                       (15,449)
                      --------    -------      --------        -------        --------
                       141,476     98,920        32,648        151,165         282,733
                      --------    -------      --------        -------        --------
Accounts payable            30         21        20,172                         20,193
Accrued other                                       989                            989
                      --------    -------      --------        -------        --------
                            30         21        21,161                         21,182
                      --------    -------      --------        -------        --------
Other                                               254                            254
Accumulated deferred
 taxes                     162        131                                          113
                      --------    -------      --------        -------        --------
TOTAL LIABILITIES
 AND EQUITY           $141,668    $99,054       $54,063       $151,165        $304,282
                      ========    =======      ========        =======        ========

                                             Total
                                              U.S.                           Reported
                            Eliminations     Dollars        Reclasses      U.S. Dollars
                            ------------    --------        ---------      ------------

Other investments            $              $ 10,683        $  94,165 (B)    $104,848
Investments -
  subsidiaries               (151,165)(A)
                             --------       --------        ---------        --------
                             (151,165)        10,683           94,165         104,848
                             --------       --------        ---------        --------
Cash & temp. invest.                         116,828          (94,165)(B)      22,663
Accounts receivable                           23,002                           23,002
Gas storage                                      945                              945
Other assets                                     919                              919
                             --------       --------        ---------        --------
                                             141,694          (94,165)         47,529
                             --------       --------        ---------        --------
Deferred taxes                                   740              740 (B)
                             --------       --------        ---------        --------
TOTAL ASSETS                ($151,165)      $153,117            ($740)       $152,377
                             ========       ========        =========        ========

Common stock                 ($7,433)(A)   $      1         $                $      1
Paid in surplus              (66,336)(A)    153,164          (19,596)(C)      133,568
Retained earnings            (73,249)(A)     (2,001)                           (2,001)
Translation adj.              (4,147)(A)    (19,596)          19,596 (C)
                            --------       --------         --------        ---------
                            (151,165)       131,568                           131,568
                            --------       --------         --------        ---------
Accounts payable                             20,193                            20,193
Accrued other                                   989                               989
                            --------       --------         --------        ---------
                                             21,182                            21,182
                            --------       --------         --------        ---------
Other                                           254                               254
Accumulated deferred taxes                      113             740 (B)          (627)
                            --------       --------         --------        ---------
TOTAL LIABILITIES
 AND EQUITY                ($151,165)      $153,117           ($740)         $152,377
                            ========       ========         ========        =========


(1) Translated at December 31, 1997 at an exchange rate of .6992.

/TABLE

                                                                                       S-13

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
OPINAC NORTH AMERICA, INC.
-------------------------

CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD SEPTEMBER 26 TO DECEMBER 31, 1997
(In Thousands of Dollars)


                       Canadian     U.S.
                        Dollars   Dollars (1)

                        Opinac     Opinac        Plum        Opinac
                        Energy     Energy       Street        North    Adj. and
                         Corp.      Corp.     Enterprises    America     Elimin.    Consolidated
                        ------     ------     -----------    -------    --------    ------------

Other Income:

 Taxes                  ($998)     ($701)      $            $          $               ($701)
 Other Income           9,122      6,512        53,165                 (60,977)(D)    (1,300)
 Subsidiary Earnings                                         (2,001)     2,001 (A)         0
                     --------    -------      --------      -------   --------       -------
   Total                8,124      5,811        53,165       (2,001)   (58,976)       (2,001)
                     --------    -------      --------      -------   --------       --------
Other Income
 Deductions             4,580      3,301        57,676                 (60,977)(D)         0
                     --------    -------      --------      -------   --------       -------
Net Income (Loss)      $3,544     $2,510       ($4,511)     ($2,001)    $2,001       ($2,001)

Retained earnings,
 beginning            104,661     82,805        (7,555)           0    (75,250)(A)         0
                     --------    -------      --------      -------   --------       -------
Retained earnings,
 end                 $108,205    $85,315      ($12,066)     ($2,001)  ($73,249)      ($2,001)
                     ========    =======      ========      =======   ========       =======


(1) Translated at a weighted exchange rate of .7101.

/TABLE

                                                            S-14
NIAGARA MOHAWK POWER CORPORATION

OPINAC NORTH AMERICA, INC.

INTER-COMPANY ELIMINATIONS

December 31, 1997
(In Thousands of Dollars)

          (A)                         DETAIL        DEBIT    CREDIT
                                     ------         -----    ------
Capital Stocks of Subsidiary
  Companies - Consolidated                         7,433
     Opinac Energy                    7,433

Paid in Surplus                                   66,336
     Plum Street Enterprises         45,000
     Opinac Energy                   21,336

Retained Earnings (at beginning)                  75,250
     Opinac Energy                   82,805
     Plum Street Enterprises         (7,555)

Translation Adjustment                             4,147

Net Income of Subsidiaries for the
   period 9/26/97 through 12/31/97                (2,001)
     Plum Street Enterprises         (4,511)
     Opinac Energy                    2,510

Investments in Subsidiary Companies-
   consolidated                                            151,165
     Plum Street Enterprises         32,934
     Opinac Energy                  118,231


(A) To eliminate the investment in and advances to subsidiary companies.

                                                                                      S-15

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
OPINAC ENERGY CORPORATION
-------------------------

CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE PERIOD JANUARY 1, 1997
THROUGH SEPTEMBER 25, 1997

(In Thousands of Dollars)

                               (2)                                     (1)
                    Opinac     Plum     Adjustments                Consolidated           Reported
                    Energy    Street       and                       U.S                  U.S
                    Corp.   Enterprises Eliminations  Consolidated   Dollars    Reclasses  Dollars
                    ------  ----------- ------------  ------------  ----------- ---------  -------

Operating Income
Federal and Foreign
 Income Taxes        ($1,633)                          ($1,633)     ($1,194)             ($1,194)
Other Income            7,660  $87,762    ($9,417)(A)    86,005       64,207   $65,828(B)  (1,621)
Subsidiary Earnings   (9,417)              9,417 (A)
                    --------  --------   --------      ----------    --------- -------   ---------
                      (3,390)  87,762                    84,372       63,013    65,828     (2,815)
                    --------  --------   --------      ----------    --------- -------   ---------
Total Income         (3,390)    87,762                   84,372       63,013    65,828     (2,815)
Other Income/
 Deductions              315    97,548                   97,863       65,828   (65,828)(B) (2,815)
Income before
 Interest Charges    (3,705)  (9,786)                   (13,491)     (2,815)               (2,815)
Interest
                    --------  --------   --------      ----------    --------- --------  ---------

Income before
 Taxes                (3,705)  (9,786)                 (13,491)      (2,815)              (2,815)
                    --------- --------   --------      ----------    --------- --------  ---------
Net Income (Loss)     (3,705)  (9,786)                  (13,491)      (2,815)              (2,815)

Retained Earnings
 (beginning of
 period)             159,894     (507)        507      159,894      123,064            123,064
                    --------- --------   --------      ---------    ---------  --------  ---------
                     156,189  (10,293)        507      146,403      120,249            120,249
Reorganization       (47,984)  10,293      (4,051)     (41,742)     (37,444)            (37,444)
                    --------- --------   --------      ----------   ---------- --------  ---------
Retained Earnings
 (end of period)    $108,205  $     0    ($3,544)     $104,661      $82,805             $82,805
                    ========  ========   ========      ==========   ========== ========  =========


(1) Translated monthly at a weighted average exchange rate of .7465
(2) Includes the results of Plum Street Enterprises through September 25, 1997.

/TABLE

NIAGARA MOHAWK POWER CORPORATION                                  S-16

OPINAC ENERGY CORPORATION

INTER-COMPANY ELIMINATIONS

December 31, 1997
(In Thousands of Dollars)

          (B)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------
Accumulated Deferred Taxes                           740
Other Investments                                 94,165
 Cash and temporary investments                             94,165
 Deferred Taxes                                                740

(B) To reclass temporary investments to other investments because the original maturities are greater than three months, therefore they are not considered cash equivalents.

          (C)

Paid in Surplus                                   19,596
Translation Adjustment                                      19,596

(C)  To reclass the translation adjustment to paid in surplus.

          (D)

Other Income                                      60,977
  Other Income Deductions                                   60,977

(D) To reclass for consolidated reporting purposes.

NIAGARA MOHAWK POWER CORPORATION                          S-16 (cont.)

OPINAC ENERGY CORPORATION

INTER-COMPANY ELIMINATIONS

December 31, 1997
(In Thousands of Dollars)


          (A)                        DETAIL       DEBIT     CREDIT
                                     ------       -----     ------

Other Income - subsidiary earnings                9,417
  Other Income                                              9,417


(A) To eliminate inter-company earnings of Plum Street Enterprises for the period 1/1/97 - 9/25/97.


          (B)

Other Income                                     65,828
  Other Income Deductions                                  65,828


(B) To reclass certain accounts for consolidated reporting purposes.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

EXHIBIT C




     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                 NMPC
                                (100%)
                                  /
                          Opinac North America
                                (100%)
                                  /
                             Opinac Energy
                                 (50%)
                                  /
                                 CNP
                            (25%)  (100%)
                              /      /
                              /   Cowley Partnership
                              /    (75%)   (1%)
                              /      /      /
                      Wind Power Company    /
                            (99%)           /
                             /              /
                         Cowley Ridge Joint Venture

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------


     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 24th day of June 1998.




Corporate Seal
Attest:                        NIAGARA MOHAWK POWER CORPORATION
                                     (Name of Claimant)



                                    BY  -----------------------
                                       Steven W. Tasker
                                       Vice President-Controller


------------------------
Kapua A. Rice
Secretary





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



Steven W. Tasker, Vice President-
Controller and Principal
Accounting Officer
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York  13202